SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of PharMerica Corporation (“PharMerica”) has commenced at this time. If a tender offer is commenced, PharMerica may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by PharMerica that is required to be mailed to stockholders will be mailed to stockholders of PharMerica. INVESTORS AND STOCKHOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PharMerica through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by PharMerica may be obtained free of charge by contacting Michael J. Culotta, Executive Vice President and Chief Financial Officer of PharMerica, at (502) 627-7475.